Exhibit 21

General DataComm Industries, Inc.
Subsidiaries of the Registrant

	State or	Percentage
	Jurisdiction of	of Voting
Subsidiaries	Incorporation	Securities Owned

General DataComm, Inc.	Delaware	100%
GDC Federal Systems, Inc.	Delaware	100%
GDC Holding Company, LLC	Delaware	100% (Owned by General DataComm, Inc.)
GDC Realty, Inc.	Texas	100%
GDC Naugatuck, Inc.	Delaware	100% (Owned by GDC Realty, Inc.)
General DataComm France SARL	France	100%